SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 24 February 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Standard Form TR-1
Voting rights attached to shares- Article 12(1) of directive 2004/109/EC
Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC
1.
Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

The Governor and Company of the Bank of Ireland (the "
Bank
")

2.         Reason for the notification (please tick the appropriate box or boxes):
[x]      an acquisition or disposal of voting rights
[ ]      an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
[ ]      an event changing the breakdown of voting rights
3.         Full name of person(s) subject to the notification obligation:
National Pensions Reserve Fund Commission
Minister for Finance of Ireland

4.         Full name of shareholder(s) (if different from 3.):
National Pensions Reserve Fund Commission

5.         Date of the transaction and date on which the threshold is crossed or reached:
22 February 2010

6.         Date on which issuer notified;
24 February 2010

7.         Threshold(s) that is/are crossed or reached:

7.1       Immediately prior to the notification event, the National Pensions Reserve Fund Commission (the "
NPRFC
") held 2,577,132 units of ordinary stock of the Bank of €0.64 each, each with the rights and obligations accorded to ordinary stock of the Bank in its charter and bye-laws.

7.2       On 31 March 2009, the NPRFC acquired 3,500,000,000 non-cumulative shares of €0.01 of the Bank (the "
2009 Preference Stock
") each which carry voting rights equivalent to:

7.2.1      in the case of a resolution proposed at a general court of the Bank involving the appointment and removal of directors (a "
Board Resolution
")
:
25% of all votes capable of being cast by stockholders on a poll at a general court of the Bank provided that the maximum aggregate number of votes that are capable of being cast by (i) the Government Preference Stockholder and all Government Bodies in respect of the 2009 Preference Stock, the 2009 Bonus Stock, the Ordinary Stock issued pursuant to the 2009 Warrant Instrument or any Provisional Voting Rights and (ii) any Government Concert Party in respect of Ordinary Stock, shall be 25 per cent. of all votes capable of being cast at a General Court
; and

7.2.2      in the case of a resolution proposed at a general court of the Bank involving certain matters relating to a proposed change of control of the Bank (being a change in the holding of more than 50% of the voting stock of the Bank or of substantially all of the Bank's business and assets) (a "
Control Resolution
")
:
25% of all votes capable of being cast by stockholders.

Save as otherwise herein defined, terms used in this paragraph 7.2 have the meanings given to them in the bye-laws of the Bank.

7.3       The NPRFC has now acquired additional ordinary stock of the Bank and, as a result, has NPRFC crossed or reached the 3%, 4%, 5%, 6%, 7%, 8%, 9%, 10% and 25% thresholds in the manner set out in paragraph 8 below.

8.         Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
(1) Ordinary stock of €0.64 each in the event of: (a) a Board Resolution; (b) a Control Resolution; and (c) all other resolutions.	2,577,132	2,577,132	NIL	NIL	186,971,510	NIL	15.73
(2) Non-cumulative preference stock of €0.01 each in the event of:
(a) a Board Resolution;	3,500,000,000	248,477,115	3,500,000,000	110,181,332	NIL	9.27	NIL
(b) a Control Resolution;	3,500,000,000	253,631,379	3,500,000,000	297,152,842	NIL	25	NIL
(c) all other resolutions.	3,500,000,000	NIL	3,500,000,000	NIL	NIL	NIL	NIL
SUBTOTAL A (based on aggregate voting rights) in the event of:
(a) a Board Resolution;	As set out in items (1) and (2) above	251,054,247	3,500,000,000	297,152,842		25
(b) a Control Resolution;		256,208,511	3,500,000,000	484,124,352		40.73
(c) all other resolutions		2,577,132	3,500,000,000	186,971,510		15.73

B) Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Warrant	1 April 2019	At any time between the 31 March 2014 and 1 April 2019.	As described at paragraph 11(a) (below).	As described at paragraph 11(a) (below).
Bonus ordinary stock	N/A	As described at paragraph 11(b) (below).	As described at paragraph 11(b) (below).	As described at paragraph 11(b) (below).
		SUBTOTAL B (in relation to all expiration dates)	As described at paragraph 11(a) and (b) (below).	As described at paragraph 11(a) and (b) (below).

Total (A+B)	number of voting rights	% of voting rights
(a) a Board Resolution;	The total number of voting rights calculated in accordance with 7.2.1 above.	The total percentage of voting rights calculated in accordance with 7.2.1 above.
(b) a Control Resolution;	The total number of voting rights calculated in accordance with 7.2.2 above.	The total percentage of voting rights calculated in accordance with 7.2.2 above.
(c) all other resolutions	186,971,510 plus voting rights (if any) acquired as described in paragraph 11(a) and (b) (below).	15.73% plus voting rights (if any) acquired as described in paragraph 11(a) and (b) (below).

9.          Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
186,971,510 units of ordinary stock of €0.64 each are held in the name of BNY Custodial Nominees (Ireland) Limited.

10.        In case of proxy voting: [
name of the proxy holder
] will cease to hold [
number
] voting rights as of [
date
].
N/A
11.        Additional information:

(a) The Warrants

The warrants, if exercised in full, would entitle the NPRFC to acquire 334,737,148 units of ordinary stock of the Bank.  The NPRFC shall be entitled to exercise no more than 50 per cent.
of the voting rights attaching to any units of ordinary stock which are issued as a result of the exercise of the warrants.

The number of ordinary stock which are the subject of each warrant is capable of being adjusted where there are changes in the capital stock of the Bank.

(b) Bonus Ordinary Stock

The 2009 Preference Stock entitles the NPRFC to receive a non-cumulative cash dividend at a fixed rate of 8 per cent.
of the subscription price of €3.5 billion, payable annually in arrears at the discretion of the Bank.  If a cash dividend is not paid by the Bank, the Bank shall make a bonus issue of ordinary stock in the Bank (the "
Bonus Ordinary Stock
") to the NPRFC.

The number of Bonus Ordinary Stock that the Bank would be required to issue to the NPRFC in the event of non-payment of a cash dividend, is calculated by reference to the net amount of the unpaid dividend amount divided by:

(i) 100
per cent.
of the average daily closing price of ordinary stock of the Bank on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date, in the event that the Bonus Ordinary Stock is issued on the originally scheduled dividend payment date; or

(ii)  95
per cent.
of the average daily closing price of ordinary stock of the Bank on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date, in the event that that the Bonus Ordinary Stock is issued later than the originally scheduled dividend payment date.

The Bonus Ordinary Stock will rank pari passu with the ordinary stock of the Bank as to voting, save that, in respect of a resolution to appoint, re-elect or remove a director of the Bank, the maximum aggregate number of votes that shall be capable of being cast by NPRFC is 25% (
see above at paragraph 7.2.1
).

The Bonus Ordinary Stock will be issued on a date determined by the Bank, provided that the date of issue is not later than the date on which the Bank subsequently redeems or repurchases or pays a dividend on the New Preference Shares or any other class of capital stock.  If any Bonus Ordinary Stock becomes due, but is not issued by the Bank, the NPRFC will be entitled, at a general court of the Bank, to cast up to the number of votes that would have attached to the Bonus Ordinary Stock had it been so issued on the relevant dividend payment date.

Bank of Ireland is making this notification on receipt of a notification from National Pensions Reserve Fund Commission under the Transparency (Directive 2004/109/EC) Regulations 2007.

Done at Dublin on 24 February 2010.

Contract Name:   Helen Nolan, Group Secretary
Telephone:          +353 1 6043400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date:  24 February 2010